May 28, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Webb
Division of Corporation Finance

Re:	GigOptix, Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2009
Filed March 31, 2010
File No. 333-153362

Dear Mr. Webb:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 24, 2010 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 10-K for the Fiscal-Year ended December 31, 2009

Financial Statements, page 47

Note 2 - Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 55

1.	We note disclosure on page 7 of the Form S-1 dated May 11, 2010 that you record revenue when your products are shipped to end customers by your distributors. We note no disclosure or discussion of this aspect of your policy or your use of distributors in your December 31, 2009 Form 10-K filing. Accordingly, please describe for us your accounting policy for recognizing revenue on shipments to distributors including the significant terms of your sales arrangements and any return or price protection rights you grant.

Response: We acknowledge the Staff’s comment and note that the disclosure on page 7 of the Form S-1 dated May 11, 2010 is incorrect.

We recognize revenue from distributors at the time of shipment and apply the same policies as we do with all of our revenue arrangements, specifically that revenue is recognized when persuasive evidence of the revenue arrangement exists, transfer of title and acceptance, where applicable, occurs, the sales price is fixed or determinable and collection of the resulting receivable is reasonably assured. Our distributor agreements do not allow for stock rotation, price protection or any other form of return privileges beyond those included as our standard terms and conditions. As a result, we did not separately disclose our revenue recognition policy for distributors in the December 31, 2009 Form 10-K filing as it is the same policy as that for our other customers. Distributor revenue is immaterial for all periods presented in the December 31, 2009 Form 10-K filing.

In our amendment to the Form S-1, we have updated the disclosure on page 7 to delete reference to a sell through revenue recognition policy to distributors as that is inconsistent with how we recognize revenue from distributors. For the convenience of the Staff, we have included the updated disclosure as follows:

Due to our limited operating history, we may have difficulty accurately predicting our future revenue and appropriately budgeting our expenses.

We were incorporated in 2008 and have only a limited operating history from which to predict future revenue. This limited operating experience, combined with the rapidly evolving nature of the markets in which we sell our products, substantial uncertainty concerning how these markets may develop and other factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. We are currently expanding our staffing and increasing our expense levels in anticipation of future revenue growth. If our revenue does not increase as anticipated, we could incur significant losses due to our higher expense levels if we are not able to decrease our expenses in a timely manner to offset any shortfall in future revenue.

2.	In this regard, we note the disclosure in the first paragraph of your policy that revenue is recognized upon acceptance of the product or expiration of the contractual acceptance period. However, the disclosure in the second paragraph of your policy discusses that there are “no formal customer acceptance terms or further obligations”. Please reconcile these statements and clarify whether there are any customer acceptance provisions and how those acceptance provisions impact the timing of your revenue recognition.

Response: In response to the Staff’s comment, we acknowledge the inconsistency between the two statements. Our standard terms and conditions of sale, as disclosed on our corporate web site (www.gigoptix.com) state that products shall be deemed accepted unless we are notified within 30 days after shipment of product defectiveness. As the Staff has noted, the first paragraph of our revenue recognition policy references that revenue ‘.. is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period…’ which statement is consistent with our terms and conditions. Since the 30 day period referenced in our terms and conditions addresses only a timeframe in which the customer may identify products that are defective, we believe our policy of recording revenue upon shipment and providing provisions for warranties (which addresses exposure to defective product) at the same time revenue is recorded is appropriate, properly reflects the substance of the transaction and is consistent with our terms and conditions.

With respect to the second paragraph of our policy in which we state that the there are no formal customer acceptance terms, there are no affirmative requirements of our customers to state that they accept the product. Acceptance is implied unless the customer notifies us within 30 days of shipment of product defectiveness.

In future filings, we will revise our revenue recognition policy to ensure consistency within the policy itself and with the terms and conditions of our revenue arrangements.

Exhibit 31

3.	We note that you removed the phrase “(as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(I)” from paragraph 4 and the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d) of the certifications. In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications. This comment also applies to your Form 10-Q for the fiscal quarter-ended April 1, 2010.

Response: We acknowledge the Staff’s comment and the Company will provide the language for the certifications set forth in Item 601(b)(31) of Regulation S-K, without modification, in future filings with the SEC.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact our counsel, Jeffrey Selman, by telephone at (650)320-7722 or by fax at (866)438-3891 should you have any questions or comments.

Sincerely,

/s/ Ronald K. Shelton
Ronald K. Shelton
Chief Financial Officer and Senior Vice President